Exhibit 12.1

Charles River Laboratories International, Inc.
Ratio of Earnings to Fixed Charges

			Fiscal Year Ended
	3 Months Ended March 31, 2012	3 Months Ended March 26, 2011	2011	2010	2009	2008	2007
	(in thousands except ratios)

Earnings
Consolidated income from continuing operations before income taxes, minority interests and earnings from equity investments	35,146	32,662	132,662	(334,082)	151,557	(471,446)	205,669
plus fixed charges	10,105	11,917	49,143	42,880	30,829	34,461	41,588
plus amortization of capitalized interest	136	134	542	536	515	330	106
plus distributed income of equity investees	-	-	-	-	-	-	-
plus pre-tax losses of equity investees where charges from guarantees are included in fixed charges	-	-	-	-	-	-	-
minus income/(loss) from equity method affiliates	(397)	-	(869)	579	-	-	-
minus interest capitalized	(191)	(92)	(298)	(56)	(2,496)	(5,263)	(8,619)
minus preference security dividend requirements of consolidated subsidiaries	-	-	-	-	-	-	-
minus non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	-	-	-	-	-	-	-

Total Earnings	44,799	44,621	181,180	(290,143)	180,405	(441,918)	238,744

Fixed Charges
Interest and capitalized interest expense on all indebtedness	4,281	5,778	22,874	15,558	10,380	14,134	20,196
plus amortization of deferred financing costs and debt discounts	4,345	4,330	20,010	19,777	13,798	13,464	12,876
plus 1/3 of rental expense from operating leases	1,479	1,809	6,259	7,545	6,651	6,863	8,516
Total fixed charges	10,105	11,917	49,143	42,880	30,829	34,461	41,588

Ratio of earnings to fixed charges	4.43	3.74	3.69	(6.77)	5.85	(12.82)	5.74